UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Forbearance Agreement with Helena Special Opportunities LLC and Scieniti LLC

As disclosed in a filing on Form 6-K filed by DigiAsia Corp. (the “Company”) on June 26, 2024, the Company previously entered into a Securities Purchase Agreement, dated as of June 17, 2024 (the “Securities Purchase Agreement”), with Helena Special Opportunities LLC (“Helena”) and Scieniti LLC (“Scieniti” collectively with Helena, the “Investors”), pursuant to which the Company (i) issued to Helena a Class A Convertible Promissory Note, dated June 28, 2024 (the “Class A Note”), in the original principal amount of $3,636,500.00, (ii) issued to Scieniti a Class B Convertible Promissory Note, dated June 28, 2024 (the “Class B Note” collectively with the Class A Note, the “Notes”), in the original principal amount of $5,227,028.24, and (iii) issued to Helena a warrant to purchase ordinary shares of the Company dated June 28, 2024.

On October 29, 2024, the Company entered into (i) a forbearance agreement (the “Forbearance Agreement”) with Helena and Scieniti, pursuant to which the Investors agreed to temporarily refrain and forbear from exercising any of their rights and remedies under the Securities Purchase Agreement and Notes with respect to the defaults and events of defaults which occurred and continue to exist under and pursuant to the Securities Purchase Agreement and Notes (the “Forbearance”), (ii) a Class A Convertible Promissory Note in the principal amount of $515,000.00 with Helena (the “Forbearance Class A Note”), and (iii) a Class B Convertible Promissory Note in the principal amount of $500,000.00 with Scieniti (the “Forbearance Class B Note” collectively with the Forbearance Class A Note, the “Forbearance Notes”). In exchange for the Forbearance, the Company agreed to cause to be issued to the Investors (a) 1,361,358 additional ordinary shares of the Company to each Investor (the “Forbearance Shares”) and (b) the Forbearance Notes. The Forbearance Shares to be issued to each Investor (for an aggregate total of 2,722,716 Forbearance Shares) will be provided by a separate third-party investor of the Company. Pursuant to an agreement between the third-party investor and the Company, the third-party investor has agreed to transfer to each Investor the Forbearance Shares in exchange for receiving from the Company, at a later date, 2,722,716 ordinary shares of the Company in addition to a premium payable in shares.

The Forbearance will terminate upon the Company’s failure to comply with certain terms and conditions set forth in the Forbearance Agreement. Upon termination of the Forbearance, the Investors may seek all recourse available to them under the terms of the Notes, the Security Purchase Agreement, the Forbearance Agreement, and any other documents entered into in conjunction therewith, or applicable laws. In addition, except as expressly set forth in the Forbearance Agreement, the Forbearance does not constitute a waiver of, or an amendment to, any rights, powers, or remedies of the Investors under the Notes, Forbearance Notes or all other documents entered into in conjunction therewith as in effect prior to the date of the Forbearance Agreement.

The foregoing descriptions of the Forbearance Agreement and Forbearance Notes do not purport to be complete and are qualified in their entirety by reference to the full text of the Forbearance Agreement, Forbearance Class A Note, and Forbearance Class B Note, copies of which are filed as Exhibits 10.1, 10.2, and 10.3, respectively, and incorporated by reference herein.

Exhibits No.	Description
10.1	Forbearance Agreement, dated October 29, 2024, by and among DigiAsia Corp. and the Investors party thereto.
10.2	Form of Class A Convertible Promissory Note
10.3	Form of Class B Convertible Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp.
(Registrant)

Date: November 4, 2024	By:	/s/ Subir Lohani
	Name:	Subir Lohani
	Title:	Chief Financial Officer and Chief Strategy Officer

2